Exhibit 99.1

Boqii Announces Fourth Quarter and Full Fiscal Year 2021 Unaudited Financial Results

Fourth Quarter Revenues of RMB230.4 million, up 47.1% year-over-year

Full Year Revenues of RMB1,011.0 million, up 31.3% year-over-year

SHANGHAI, China, May 26, 2021 (PRN Newswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended March 31, 2021.

Fiscal Q4 2021 Operational and Financial Highlights

•	Total revenues were RMB230.4 million (US$35.2 million), an increase of 47.1% from RMB156.6 million in the same quarter of fiscal year 2020.

•	Net loss was RMB41.5 million (US$6.3 million), compared to net loss of RMB28.2 million in the same quarter of fiscal year 2020.

•	Adjusted net loss was RMB38.9 million (US$5.9 million), compared to adjusted net loss of RMB35.7 million in the same quarter of fiscal year 2020.

•	EBITDA1 was a loss of RMB38.8 million (US$5.9 million), compared to a loss of RMB9.4 million in the same quarter of fiscal year 2020.

•	Total GMV2 was RMB553.7 million (US$84.5 million), an increase of 50.7% from RMB367.5 million in the same quarter of fiscal year 2020.

•	Active buyers were 1.3 million, an increase of 35.2% from 1.0 million in the same quarter of fiscal year 2020.

Fiscal Year 2021 Operational and Financial Highlights

•	Total revenues were RMB1,011.0 million (US$154.3 million), an increase of 31.3% from RMB770.2 million in the fiscal year 2020.

•	Net loss was RMB193.2 million (US$29.5 million), compared to net loss of RMB175.9 million in the fiscal year 2020.

•	Adjusted net loss was RMB149.6 million (US$22.8 million), compared to adjusted net loss of RMB189.3 million in the fiscal year 2020.

•	EBITDA was a loss of RMB176.9 million (US$27.0 million), compared to a loss of RMB113.0 million in the fiscal year 2020.

•	Total GMV was RMB2,435.2 million (US$371.7 million), an increase of 56.3% from RMB1,557.7 million in the fiscal year 2020.

•	Active buyers were 3.8 million, an increase of 17.4% from 3.3 million in the fiscal year 2020.

1EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, but including all the professional expenses in relation to initial public offering. EBITDA is a Non-GAAP financial measurement. Please refer to “Non-GAAP financial measurement”.

2GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

CEO & CFO Quote

“Despite challenges brought by Covid-19 and various unprecedented changes in Fiscal 2021, we completed a successful IPO last September and delivered strong results that shows upward trajectory for all four quarters. Our Full year GMV grew 56.3% to RMB2.4 billion, and average spending per active buyer grew 33.2% to RMB634.8.” Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “we continued to expand our portfolio of quality content, products, and services to deliver a satisfying and well-rounded customer experience. Earlier in April 2021, we announced a strategic partnership with Chinese short-video giant Kuaishou Technology to boost pet content, support pet influencers and raise more awareness on pet care. We were also able to establish a closer connection to pets and pet parents with the opening of our offline flagship store in May. I am proud of how our passion and care for pets and pet-care bring pet-lovers together into an evergrowing community."

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented: “We had a solid fourth quarter with a 47.1% year over year revenue growth and a 35.2% increase in active buyers. For the full year of 2021 was a year of setting new record, with revenue reaching RMB1.0 billion RMB and GMV surpassing RMB 2.4 billion. These excellent results were driven by our 3.8 million spending customers. We expect to see the trend continue long into the future as we expand our portfolio offerings and establish more key Boqii experience touchpoints."

Fiscal Q4 2021 Financial Results

Total revenues were RMB230.4 million (US$35.2 million), representing an increase of 47.1% from RMB156.6 million in the same quarter of fiscal year 2020. The increase was primarily due to the continued organic growth of our business, coupled by the recovery of China’s economy from Covid-19.

Revenues (in million)	Three Months Ended March 31%
	2021	2020	change
	RMB	RMB	YoY
Product sales	225.0	156.2	44.0
• Boqii Mall	87.4	57.3	52.5
• Third party e-commerce platforms	137.6	98.9	39.1
Online marketing and information services and other revenue	5.4	0.4	1,250.0
Total	230.4	156.6	47.1

Gross profit was RMB45.3 million (US$6.9 million), an increase of 46.7% from RMB30.8 million in the same quarter of fiscal year 2020.

Gross margin was 19.6%, compared with 19.7% in the same quarter of fiscal 2020.

Operating expenses were RMB81.4 million, an increase of 38.4% from RMB58.8 million in the same quarter of fiscal year 2020. Operating expenses as a percentage of total revenues was 35.3%, down from 37.6% in the same quarter of fiscal year 2020.

•	Fulfillment Expenses were RMB24.0 million, remained consistent with RMB23.9 million in the same quarter of fiscal year 2020. Fulfillment expenses as a percentage of total revenues were 10.4%, down from 15.3% in the same quarter of fiscal year 2020. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; (ii) relocation of warehouses across China to be more cost-efficient; and (iii) lower delivery service prices through renegotiation with third-party delivery service providers.

•	Sales and marketing expenses were RMB38.8 million, an increase of 54.9% from RMB25.0 million in the same quarter of fiscal year 2020. Sales and marketing expenses as a percentage of total revenue were 16.8%, compared to 16.0% in the same quarter of fiscal year 2020. The increase was primarily due to the increased personnel expense of RMB3.9 million and increased advertising expenses of RMB6.8 million during the Spring Festival Holiday.

•	General and administrative expenses were RMB18.6 million, an increase of 89.4% from RMB9.8 million in the same quarter of fiscal year 2020. General and administrative expenses as a percentage of total revenue were 8.1%, compared to 6.3% in the same quarter of fiscal year 2020. The increase was primarily due to share-based compensation expense of RMB2.3 million and the increased personnel expense of RMB2.7 million.

Operating loss was RMB36.1 million (US$5.5 million), an increase of 29.1% compared to RMB28.0 million in the same quarter of fiscal year 2020.

EBITDA was a loss of RMB38.8 million (US$5.9 million), compared to a loss of RMB9.4 million in the same quarter of fiscal year 2020.

Net loss was RMB41.5 million (US$6.3 million), compared to net loss of RMB28.2 million in the same quarter of fiscal year 2020.

Adjusted net loss was RMB38.9 million (US$5.9 million), compared to adjusted net loss of RMB35.7 million in the same quarter of fiscal year 2020.

Diluted net loss per share was RMB0.61 (US$0.09), compared to diluted net loss per share of RMB3.46 in the same quarter of fiscal year 2020.

Total cash and cash equivalents and short-term investments were RMB460.8 million (US$70.3 million), compared to RMB475.4 million as of December 31, 2020.

Fiscal Year 2021 Financial Results

Total revenues were RMB1,011.0 million (US$154.3 million), representing an increase of 31.3% from RMB770.2 million in the fiscal year 2020. The increase was primarily due to the continued organic growth of our business, coupled by the recovery of China’s economy from Covid-19.

Revenues (in million)	Fiscal Year Ended March 31%
	2021	2020	change
	RMB	RMB	YoY
Product sales	1,003.2	767.5	30.7
• Boqii Mall	385.6	239.9	60.7
• Third party e-commerce platforms	617.6	527.6	17.1
Online marketing and information services and other revenue	7.8	2.7	188.9
Total	1,011.0	770.2	31.3

Gross profit was RMB187.3 million (US$28.6 million), an increase of 18.0% from RMB158.8 million in the fiscal year 2020.

Gross margin was 18.5%, compared with 20.6% in the fiscal year 2020. The decrease in gross margin was mainly due to our increased proportion of revenue from Boqii Mall, where we provide more favorable pricing for our valued users and more interaction opportunities.

Operating expenses were RMB394.4 million, an increase of 32.1% from RMB298.6 million in the fiscal year 2020. Operating expenses as a percentage of total revenues was 39.0%, compared to 38.8% in the fiscal year 2020. The increase was primarily due to share-based compensation expenses, amounting to RMB55.0 million. Pursuant to the Amended and Restated 2018 Global Share Plan, the performance condition for options granted thereunder was satisfied upon completion of the first public offering; and as a result, the company, upon the completion of this offering, recorded RMB44.1 million of cumulative share-based compensation expenses for those options for which the vesting conditions have been satisfied as of such date. For the fiscal year ended March 31, 2021, additional RMB10.9 millions of share-based compensation expense was recorded. Other increase was mainly due to the increased freight charges and personnel expenses along with the revenue increase.

•	Fulfillment Expenses were RMB120.2 million, an increase of 3.7% from RMB115.9 million in the fiscal year 2020. Fulfillment expenses as a percentage of total revenues were 11.9%, down from15.0% in the fiscal year 2020. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; (ii) relocation of warehouses across China to be more cost-efficient; and (iii) lower delivery service prices through renegotiation with third-party delivery service providers.

•	Sales and marketing expenses were RMB160.2 million, an increase of 24.8% from RMB128.4 million in the fiscal year 2020. Sales and marketing expenses as a percentage of total revenue were 15.8%, down from 16.7% in the fiscal year 2020. The decrease was mainly due to the lower customer acquisition cost, as we employed more cost-efficient channels and generated more revenue from Boqii Mall, where the customer acquisition cost is minimal.

•	General and administrative expenses were RMB114.0 million, an increase of 110.0% from RMB54.3 million in the fiscal year 2020. General and administrative expenses as a percentage of total revenue were 11.3%, compared to 7.0% in the fiscal year 2020. The increase was primarily due to share-based compensation expense and one-off IPO related expense. For the fiscal year 2020 and 2021, the share-based compensation expenses were nil and RMB 42.1 million, respectively and one-off IPO related expenses were RMB 2.5 million and RMB 10.3 million, respectively.

Operating loss was RMB206.0 million (US$31.4 million), an increase of 49.9% compared to RM137.4 million in the fiscal year 2020.

EBITDA was a loss of RMB176.9 million (US$27.0 million), compared to a loss of RMB113.0 million in the fiscal year 2020.

Net loss was RMB193.2 million (US$29.5 million), compared to net loss of RMB175.9 million in the fiscal year 2020.

Adjusted net loss was RMB149.6 million (US$22.8 million), compared to adjusted net loss of RMB189.3 million in the fiscal year 2020.

Diluted net loss per share was RMB1.29 (US$0.20), compared to diluted net loss per share of RMB17.31 in the fiscal year 2020.

Total cash and cash equivalents and short-term investments were RMB460.8 million (US$70.3 million), compared to RMB475.4 million as of December 31, 2020.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Wednesday, May 26, 2021, U.S. Eastern Time (8:00 PM on Wednesday, May 26, 2021, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers. Please ask to be joined into the Boqii Holding Limited call

Phone Number
International	1-412-902-4272
United States	1-888-346-8982
Hong Kong	852 301-84992
Mainland China	86 4001-201203

A replay of the conference call may be accessed by phone at the following numbers until June 02, 2021.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	10153859

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is China's largest pet-focused platform We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) adjusted net loss margin as adjusted net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2021
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	88,352	292,237	44,605
Short-term investments	-	168,546	25,725
Accounts receivable, net	44,980	45,732	6,980
Inventories, net	63,056	91,551	13,974
Prepayments and other current assets	76,720	85,261	13,013
Amounts due from related parties	5,982	11,465	1,750
Total current assets	279,090	694,792	106,047
Non-current assets:
Property and equipment, net	4,981	8,386	1,280
Intangible assets	33,538	29,537	4,508
Operating lease right-of-use assets	14,951	29,234	4,462
Long-term investments	73,432	74,330	11,345
Goodwill	40,184	40,184	6,133
Other non-current asset	11,019	4,111	627
Total non-current assets	178,105	185,782	28,355
Total assets	457,195	880,574	134,402
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	75,223	85,566	13,061
Accounts payable	88,005	71,848	10,966
Salary and welfare payable	4,465	6,309	963
Accrued liabilities and other current liabilities	37,883	30,055	4,587
Amounts due to related parties, current	45	910	139
Other debts, current	76,252	-	-
Contract liabilities	7,702	3,866	590
Operating lease liabilities, current	7,969	8,063	1,231
Derivative liabilities	14,351	9,996	1,526
Total current liabilities	311,895	216,613	33,063
Non-current liabilities
Deferred tax liabilities	10,591	8,958	1,367
Operating lease liabilities, non-current	5,375	19,997	3,052
Long-term borrowings	53,148	68,075	10,390
Other debts, non-current	165,774	433,292	66,133
Amounts due to related parties, non-current	11,521	-	-
Total non-current liabilities	246,409	530,322	80,942
Total liabilities	558,304	746,935	114,005

Mezzanine equity
Series A convertible redeemable preferred shares (US$ 0.001 par value; 11,000,000 shares authorized, 10,340,000 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	484,122	-	-
Series B convertible redeemable preferred shares Series B convertible redeemable preferred shares (US$ 0.001 par value; 10,000,000 shares authorized, 9,067,384 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	527,682	-	-
Series C convertible redeemable preferred shares (US$ 0.001 par value; 6,000,000 shares authorized, 5,518,101 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	420,419	-	-
Series D convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 shares authorized, 2,526,026 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	188,183	-	-
Series D-1 convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 shares authorized, 2,178,530 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	164,282	-	-
Series D-2 convertible redeemable preferred shares (US$ 0.001 par value; 2,000,000 shares authorized, 1,182,803 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	89,464	-	-
Series E convertible redeemable preferred shares (US$ 0.001 par value;3,000,000 and 7,000,000 shares authorized, 1,042,623 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	78,553	-	-
Redeemable non-controlling interests	-	5,946	908
Receivable for issuance of preferred shares	(94,758)	-	-
Total mezzanine equity	1,857,947	5,946	908
Stockholders’ equity/(deficit):
Ordinary Shares (US$0.001 par value;153,000,000 ordinary shares authorized and 22,238,454 issued and outstanding as of March 31, 2020; nil shares issued and outstanding as of March 31, 2021)	139	-	-
Class A ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of March 31, 2020; 129,500,000 shares authorized, 54,505,107 shares issued and outstanding as of March 31, 2021)	-	364	56
Class B ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of March 31, 2020; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2021)	-	82	12
Additional paid-in capital	-	3,272,612	499,498
Statutory reserves	2,627	3,047	465
Accumulated other comprehensive income/(loss)	11,204	(20,172)	(3,079)
Accumulated deficit	(2,016,758)	(2,759,882)	(421,240)
Receivable for issuance of ordinary shares	(9)	(413,377)	(63,094)
Total Boqii Holding Limited shareholders’ equity/(deficit)	(2,002,797)	82,674	12,618
Non-controlling interests	43,741	45,019	6,871
Total shareholders’ equity/(deficit)	(1,959,056)	127,693	19,489
Total liabilities, mezzanine equity and shareholders' deficit	457,195	880,574	134,402

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5518 on March 31, 2021 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS(Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2020	2021		2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Product sales	156,162	225,013	34,344	767,496	1,003,197	153,118
Online marketing and information services and other revenue	444	5,420	827	2,741	7,788	1,189
Total revenues	156,606	230,433	35,171	770,237	1,010,985	154,307
Total cost of revenue	(125,762)	(185,179)	(28,264)	(611,470)	(823,686)	(125,719)
Gross profit	30,844	45,254	6,907	158,767	187,299	28,588
Operating expenses:
Fulfillment expenses	(23,941)	(23,964)	(3,658)	(115,887)	(120,188)	(18,344)
Sales and marketing expenses	(25,047)	(38,808)	(5,923)	(128,387)	(160,201)	(24,451)
General and administrative expenses	(9,820)	(18,596)	(2,838)	(54,277)	(113,972)	(17,396)
Other income, net	7	21	3	2,398	1,067	163
Loss from operations	(27,957)	(36,093)	(5,509)	(137,386)	(205,995)	(31,440)
Interest income	52	5,880	897	400	17,553	2,679
Interest expense	(17,713)	(7,101)	(1,084)	(59,268)	(27,650)	(4,220)
Other (losses)/gain, net	9,685	(4,996)	(763)	6,984	11,332	1,730
Fair value change of derivative liabilities	7,495	960	147	13,345	11,369	1,735
Loss before income tax expenses	(28,438)	(41,350)	(6,312)	(175,925)	(193,391)	(29,516)
Income taxes expenses	310	459	70	512	871	133
Share of results of equity investees	(34)	(641)	(98)	(520)	(696)	(106)
Net loss	(28,162)	(41,532)	(6,340)	(175,933)	(193,216)	(29,489)
Less: Net (loss)/income attributable to the non-controlling interest shareholders	(520)	(909)	(139)	3,091	1,228	187
Net loss attributable to Boqii Holding Limited	(27,642)	(40,623)	(6,201)	(179,024)	(194,444)	(29,676)
Less: Accretion on convertible redeemable preferred shares to redemption value	(48,792)	-	-	(204,796)	120,873	18,449
Less: Accretion on redeemable non-controlling interests to redemption value	-	(138)	(21)	-	(138)	(21)
Less: Deemed dividend to preferred shareholders	(401)	-	-	(1,142)	(12,547)	(1,915)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(76,835)	(40,761)	(6,222)	(384,962)	(86,256)	(13,163)

Net loss	(28,162)	(41,532)	(6,340)	(175,933)	(193,216)	(29,489)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	292	3,431	524	2,021	(32,148)	(4,907)
Unrealized securities holding gains	918	(423)	(65)	3,209	772	118
Total comprehensive loss	(26,952)	(38,524)	(5,881)	(170,703)	(224,592)	(34,278)
Less: Total comprehensive (loss)/income attributable to non-controlling interest shareholders	(520)	(909)	(139)	3,091	1,228	187
Total comprehensive loss attributable to Boqii Holding Limited	(26,432)	(37,615)	(5,742)	(173,794)	(225,820)	(34,465)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(3.46)	(0.61)	(0.09)	(17.31)	(1.29)	(0.20)
— diluted	(3.46)	(0.61)	(0.09)	(17.31)	(1.29)	(0.20)
Weighted average number of ordinary shares
— basic	22,238,454	66,953,610	66,953,610	22,238,454	66,953,610	66,953,610
— diluted	22,238,454	66,953,610	66,953,610	22,238,454	66,953,610	66,953,610

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5518 on March 31, 2021 published by the Federal Reserve Board.

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB

Net loss	(28,162)	(41,532)	(175,933)	(193,216)
Fair value change of derivative liabilities	(7,495)	(960)	(13,345)	(11,369)
Share-based compensation	-	3,600	-	55,022
Adjusted Net Loss	(35,657)	(38,892)	(189,278)	(149,563)
Adjusted Net Loss Margin	(22.8%)	(16.9%)	(24.6%)	(14.8%)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB

Net loss	(28,162)	(41,532)	(175,933)	(193,216)
Income tax expenses	(310)	(459)	(512)	(871)
Interest expenses	17,713	7,101	59,268	27,650
Interest income	(52)	(5,880)	(400)	(17,553)
Depreciation and amortization	1,446	1,946	4,588	7,081
EBITDA	(9,365)	(38,824)	(112,989)	(176,909)
EBITDA Margin	(6.0%)	(16.8%)	(14.7%)	(17.5%)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5518 on March 31, 2021 published by the Federal Reserve Board.